

Mail Stop 3233

August 5, 2016

Via E-mail
Michael Lehrman
Chairman
Rodin Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re: Rodin Income Trust, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-11**
> **Submitted July 15, 2016**
> **CIK No. 0001664780**

Dear Mr. Lehrman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 2. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

2. We note your response to comment 3. Please provide us support for the following features of your share repurchase program: the establishment of the share repurchase price based on a holder's account statement; the restriction of the price based on a public offering price for an ongoing offer; the requirement to submit a repurchase request at least five business days prior to the end of a month; and, your ability to repurchase shares

from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request. Also, please revise your disclosure to clarify the availability of withdrawal rights and any deadline to exercise such rights. Finally, we also note a reference to a holding period in your disclosure: please tell us, with a view toward revised disclosure, the basis for imposing such a period and your legal analysis for waiving such a holding period in certain described circumstances.

3. We note your response to comment 4. We also note that you highlight CCRE's business in the summary and when discussing Cantor's prior experience, however, this disclosure is limited to only a discrete subset of information. Please revise to disclose if CCRE has experienced any material adverse business developments or conditions and to ensure that the information presented about Cantor's past experience and performance is balanced. Please also provide us with a detailed explanation on what you expect the roles of Jon Vaccaro and Eric Schwartz to be with the company and its advisor, including whether either will have investment discretion over the funds raised by the company.

Prospectus Summary

Compensation to Our Advisor and its Affiliates

Special Units – Rodin Income Trust OP Holdings, LLC, page 20

4. We note your response to comment 6. Please provide examples of how an individual stockholder may receive more or less than the 7.0% cumulative, non-compounded annual pre-tax return on their net contributions prior to the commencement of distributions to the holder of the special units.

5. We note your response to comment 7. Please revise your disclosure to clarify if the "7% return on their shares of common stock" is calculated in the same manner as the "7.0% cumulative, non-compounded annual pre-tax return on invested capital."

Estimated Use Of Proceeds, page 61

6. Please tell us how you will consider the distribution fee for purposes of calculating NAV and, specifically, when it will be recognized in that calculation.

Management

Executive Officers and Directors, page 69

7. Please provide the disclosure required by Item 401 of Regulation S-K for the executive officers of Cantor Real Estate Advisors, LLC.

Management Compensation

Special Units – Rodin Income Trust OP Holdings, LLC, page 83

8. Please clarify footnote 9 to confirm, if true, that Rodin Income Trust OP Holdings, LLC will not be entitled to 15% of the remaining consideration that would be deemed to have been distributed to the holders of the shares of common stock after such holders have received a return of capital and a 7% return on their shares of common stock if the advisory agreement is terminated for "cause."

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Judith D. Fryer, Esq.
Joseph A. Herz, Esq.
Greenberg Traurig, LLP